EXHIBIT 5(a)
FOR FURTHER INFORMATION:
At the Company:
John P. Walker, President - 972/406-7108
Robert K. Mitchell, Chief Financial Officer - 972/406-3484

FOR IMMEDIATE RELEASE
Monday, May 15, 2000

          SPORT SUPPLY GROUP, INC. RECEIVES APPROVAL FOR
          CONTINUED LISTING ON NEW YORK STOCK EXCHANGE

          Company Announces Second Quarter Results and
          Business to Business e Commerce Strategic Direction

May 15, 2000 Dallas, Texas - Sport Supply Group, Inc. (NYSE: "GYM or SSG") today announced it has received formal notification from the New York Stock Exchange (the "Exchange") to continue listing its shares on the Big Board. As previously reported, the Company was notified by the Exchange that it did not meet certain newly enacted listing requirements. Subsequent to the notice, the Company submitted its 18-month business plan and held several conferences with the Exchange to review the Company's short and long term objectives and business strategies. Pursuant to these conferences and discussion of the Company's business plan, the Exchange agreed to continue to list the Company's shares. The Company's continued listing is contingent on meeting the Exchange's listing requirements and the Exchange may review the Company's performance and stock price on a periodic basis to determine this compliance.

     Sport Supply Group also reported financial results for the three and six-months ended March 31, 2000. Net revenues, operating income and earnings per share before nonrecurring litigation charges for the quarter ended March 31, 2000 were approximately $34.8 million, $2.1 million and $.19 per share, respectively, as compared to $35.5 million, $5.2 million and $.41 per share, respectively, for the same period last year. Net revenues, operating income and earnings per share before nonrecurring litigation charges for the six-months ended March 31, 2000 were approximately $53.8 million, $781 thousand, and $.04 per share, respectively, as compared to approximately $50.3 million, $4.4 million and $.33 per share, respectively, for the six month period ended April 2, 1999.

      Net revenues for the three-month period ended March 31, 2000 were impacted by a higher than expected backlog of orders due to the timing of receipt of the orders from the Company's customers.
Order backlog on March 31, 2000 was $4.1 million as compared to $1.7 million on April 2, 1999. Gross margin for the three and six-month periods ended March 31, 2000 was 33.1% and 33.2% as compared to gross margins of 34.2% and 34.2% for the three and six-month period ended April 2, 1999. The gross margin percentage was impacted during the current fiscal year by a shift in the Company's product mix and lower margins associated with its bid related sales and sales generated from its fund raising program, SSG's youth division sales, and revenues of the team dealer division. Selling, general and administrative expenses were $8.8 million and $16.5 million for the three and six month period as compared to $7.0 million and $12.8 million for the same period last year. The increase in SG&A for the three and six-month period is attributable to the Company's investment in its information technology systems, additional sales personnel and general overhead expenses associated with companies acquired in the past year. The Company also recorded a $605,000 non-recurring charge related to the settlement of certain litigation.

     Subsequent to March 31, 2000, the Company successfully negotiated the settlement of one lawsuit and engaged in settlement discussions related to a second lawsuit whereby the Company believes there is a reasonable likelihood of settlement. Consequently, as of March 31, 2000, the Company recorded a non-recurring charge related to these claims in the amount of $605,000. This non-recurring charge reduced the Company's Fixed Charge Coverage Ratio to 1:9 to 1. The Credit Agreement governing the Company's credit facility requires a minimum Fixed Charge Coverage Ratio of 2 to 1. Therefore, as of March 31, 2000 the Company was not in compliance with the Fixed Charge Coverage Ratio under its Credit Agreement with its senior lender. Consequently, all amounts owed under the Credit Agreement are classified as current liabilities on the Balance Sheet.
The Company believes this classification as a current liability is a temporary situation. The Company received a 30-day waiver of this default from its senior lender and anticipates entering into an amendment to the Credit Agreement in the near term.

     The Company announced that its investment advisor is exploring and evaluating various strategic alternatives, which might include a sale or merger of the Company and possible capital financing opportunities.

The Company's advisor has received interest from several parties. However, the interest expressed to date has not set forth a value the Company's Board believes is indicative of the Company's inherent and potential long-term value.

     John P. Walker, President stated, "As a result of timing of receipt of orders the Company finished the quarter with a particularly large backlog for this time of year. We expect much of this backlog to ship in the June quarter as part of our normal business cycle.

      As the Company migrates toward e commerce cataloging we continue to have duplicate expenses associated with marketing our product.
The Company incurs both printed catalog expense and e commerce developmental expense. We expect our expenditures on marketing traditional paper catalogs to slowly be reduced while the Company migrates its customers to transact business with SSG over the Internet.

      During the past two years the Company has invested in the development of an information technology platform that will allow SSG to distinguish itself from other competitors in the institutional sporting goods marketplace. We expect the use of the Company's e commerce websites to continue to increase each month while more customers migrate to business to business applications of the internet. In fiscal 2001, SSG has targeted 10-15% of its sales to be transacted using e commerce. Continued migration of our existing customer base will allow the Company to significantly reduce its order processing costs and more importantly, we believe this successful migration will create barriers to entry within the institutional sporting goods market thereby excluding competition that cannot offer this solution.

     As a result of many meetings with key accounts, school districts and school administrators as well as with other critical segments of the institutional sporting goods industry, we believe it is imperative that we continue to move ahead with the development of our e commerce model. As part of this plan, SSG plans to have a complete electronic catalog available to its customers by the start of the new school year. We anticipate these electronic catalogs will offer more than 8,000 products in an easy to use web front end.

     The Company is currently in discussions with several well-known business to business solution providers and we expect to conclude those discussions shortly, the result of which will be one or more exclusive, strategic partnerships that will further these initiatives.

     The decision to make additional investments in e commerce while at the same time continue traditional catalog marketing programs is a long-term decision. While it may impact profitability in the short term, it is a decision that we believe is in the best interests of the shareholders and is expected to add value by concentrating on the strengths of the Company and positioning SSG for long term value rather than immediate financial results.

     Concurrent with the continued migration to e commerce and as part of its overall strategic direction, Sport Supply Group will also look for additional synergies and efficiencies with regard to its operations and product lines. The Company expects this technological restructuring of its operations to provide for a more streamlined and effective infrastructure and ultimately enhance the Company's financial position."

     This news release, other than the historical information, consists of forward looking statements that involve risks and uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission, including the Company's Reports on Form 10-K and Form 10-Q. Actual results may vary materially.

                 FINANCIAL TABLES TO FOLLOW

          Sport Supply Group, Inc., and Subsidiaries
                   Summary Financial Information
          (Amounts in Thousands, except for per share data)
                        (unaudited)
Statements of Operations

                             Quarter Ended          Six Months Ended
                          March 31,   April 2,    March 31,    April 2,
                          2000        1999        2000         1999
Net Revenues             $34,794      $35,476    $53,829       $50,346
Gross Margins             11,514       12,139     17,854        17,218
Operating Expenses         8,799        6,967     16,468        12,798
Nonrecurring Litigation
  Charges                    605         0           605          0
Operating Income           2,110        5,172        781         4,420
Net Income (Loss)        $ 1,027       $3,020    $  ( 81)       $2,460

Earnings Per Share        $ 0.14     $   0.41     $ 0.01)       $ 0.33
Earnings Per Share -
  assuming dilution       $ 0.14     $   0.39     $ 0.01)       $ 0.32

Weighted Shares
  Outstanding           7,270,179    7,387,852   7,274,702   7,486,263
Weighted Shares
  Outstanding -
  assuming dilution     7,272,706    7,748,331   7,274,702    7,637,795

Condensed Balance Sheets

                     March 31, 2000      October 1, 1999
Current Assets       $     50,488        $   44,587
Non Current Assets         30,158            28,662
Total Assets         $     80,646        $   73,249

Current Liabilities  $     38,449        $   12,715

Long Term Debt                252             18,426
Stockholder's Equity       41,945             42,108
Total Liabilities
   and Equity        $     80,646        $    73,249